UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Baxter International Inc.

(Name of Issuer)

Common stock, par value $1.00 per share

(Title of Class of Securities)

071813109

(CUSIP Number)

Joshua L. Targoff

Third Point LLC

390 Park Avenue, 19th Floor

New York, NY 10022

(212) 715-3880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 071813109

1	NAME OF REPORTING PERSONS Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 53,850,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 53,850,000 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,850,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 071813109

1	NAME OF REPORTING PERSONS Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 53,850,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 53,850,000 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,850,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) relates to the common stock, par value $1.00 per share (the “Common Stock”), of Baxter International Inc., a Delaware corporation (the “Issuer”) and amends the Schedule 13D filed on August 5, 2015 as amended by Amendment No. 1 thereto filed on August 6, 2015 (the “Original Schedule 13D” and, together with this Amendment No. 2, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 2 is being filed to amend Item 3, Item 4, Item 5, Item 6 and Item 7 of the Schedule 13D as follows:

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and restated to read as follows:

The Funds expended an aggregate of approximately $2,183,751,855 of their own investment capital to acquire the 53,850,000 shares of Common Stock held by them.

The Reporting Persons and Funds may effect purchases of shares of Common Stock through margin accounts maintained for them with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. In addition, since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of Common Stock.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended to add the following:

On September 29, 2015, the Issuer entered into a Support Agreement (the “Agreement”) with the Management Company, Mr. Loeb, Mr. Munib Islam, Third Point Partners L.P., Third Point Partners Qualified L.P., Third Point Offshore Master Fund L.P., Third Point Ultra Master Fund L.P., Third Point Reinsurance Company, Ltd., Third Point Advisors LLC and Third Point Advisors II LLC (together, “Third Point”), pursuant to which, among other things, the Issuer has increased the size of the Board from ten to eleven members and appointed Mr. Islam to the Board to serve in the class of directors slated to stand for election at the Issuer’s 2017 Annual Meeting of Stockholders (the “2017 Annual Meeting”). In addition, the Issuer and Third Point agreed to use reasonable best efforts to, within thirty days from the date of the Agreement, agree upon the appointment of an additional director and immediately thereafter, further increase the size of the Board to twelve members and appoint such designee (such new independent director and Mr. Islam are together referred to as the “New Directors”) to serve in the class of directors slated to stand for election at the Issuer’s 2016 Annual Meeting of Stockholders (the “2016 Annual Meeting”). In addition, the Issuer will include such independent director in its slate of nominees for election to the Board at the 2016 Annual Meeting, and use its reasonable best efforts to cause the election of such independent director to the Board at the 2016 Annual Meeting, including recommending that the Issuer’s stockholders vote in favor of the election of such director along with all other Issuer nominees.

Pursuant to the Agreement, the Issuer will also initiate a proceeding in a court in the State of Delaware seeking a determination that an affirmative vote of at least two-thirds of the Issuer’s shares of Common Stock would be sufficient under the Issuer’s amended and restated certificate of incorporation (the “Charter”) to effect an amendment of Article Sixth of the Charter (the “Declassification Ruling”), with such vote to occur at the 2016 Annual Meeting. If the court does not provide the Declassification Ruling by thirty days prior to the record date for the 2016 Annual Meeting, the Issuer shall, upon timely written request by Third Point, submit an amendment to the Charter to eliminate the classified Board to be voted on at the 2016 Annual Meeting and the Issuer will recommend stockholders vote in favor of such amendment. In connection with such vote, notwithstanding any restrictions contained in the Agreement, Third Point shall be permitted to pursue and take any reasonable actions related to securing the necessary votes for the approval of such amendment by stockholders.

Pursuant to the Agreement, Third Point will adhere to certain standstill obligations, including the obligation to not solicit proxies or consents, and not to acquire more than 13% of the Common Stock, with certain exceptions. “Standstill Period” means the period from the date of the Agreement until the later of (i) 12:01 a.m. on the forty-fifth (45th) day prior to the advance notice deadline for making director nominations at the 2017 Annual Meeting and (ii) twenty days after such time as Mr. Islam (including any replacements) is no longer a member of the Board.

Until the end of the Standstill Period, Third Point generally agrees to vote all of its shares of Common Stock for all directors nominated by the Board for election and in accordance with the recommendation of the Board on any other proposals or other business that comes before any shareholder meeting.

        Pursuant to the Agreement, Mr. Islam has been appointed to the Audit Committee of the Board as well as the Issuer’s Chief Executive Officer Search Working Group. Subject to satisfaction of applicable independence requirements under the NYSE and SEC rules, the new independent director will have the opportunity to become a member of the Compensation Committee and the Corporate Governance Committee of the Board.

If at any time Third Point ceases to hold a net long position, as defined in the Agreement, in at least 27,000,000 shares of Common Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and similar pro rata adjustments) or Third Point materially breaches any obligations under the Agreement and such breaches remain uncured for 10 business days following notice from the Issuer, the Issuer’s obligations terminate and Mr. Islam will promptly resign from the Board.

The foregoing description of the Agreement is qualified in its entirety by reference to the full text of the Agreement, which is attached hereto as Exhibit 4 and incorporated herein by reference.

A joint press release regarding the Agreement is attached hereto as Exhibit 5 and incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated as follows:

(a) As of 4:00 p.m., New York City time, on September 29, 2015, the Reporting Persons beneficially own an aggregate of 53,850,000 shares of Common Stock held by the Funds (the “Shares”). The Shares represent 9.9% of the Issuer’s Common Stock outstanding. Percentages of the Common Stock outstanding reported in this Schedule 13D are calculated based upon the 545,538,967 shares of Common Stock outstanding as of July 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, filed by the Issuer with the Securities and Exchange Commission on August 7, 2015.

(b) Each of the Reporting Persons shares voting and dispositive power over the shares of Common Stock held directly by the Funds.

(c) Set forth on Schedule I hereto are all transactions in the securities of the Issuer effected since Amendment No. 1 by the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on September 29, 2015.

(d) Other than the Funds that directly hold the securities of the Issuer, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended as follows:

The response to Item 4 of this Schedule 13D is incorporated herein by reference.

The Funds may, from time to time, enter into and dispose of cash-settled equity swap, stock-settled equity swap, option or other derivative transactions with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock.

The previously reported call options were either (1) sold or (2) expired in accordance with their terms.

In connection with Mr. Islam’s appointment to the Board of Directors of the Issuer, Mr. Islam was awarded (1) 6,290 stock options and (2) 1,790 restricted stock units. Given Mr. Islam’s employment by the Management Company, the Management Company will have all voting and dispositive control over such stock options and restricted stock units (as well as any future equity awards) and the rights to any economic return therefrom.

Other than as described herein or previously reported in the Original Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7. Material to be Filled as Exhibits

Exhibit Number	Description of Exhibit

4

Support Agreement, dated September 29, 2015, by and among Baxter International Inc., Third Point LLC, Third Point Partners Qualified L.P., Third Point Partners L.P., Third Point Offshore Master Fund L.P., Third Point Ultra Master Fund L.P., Third Point Reinsurance Co. Ltd., Third Point Advisors LLC, Third Point Advisors II LLC, Daniel S. Loeb and Munib Islam

5	Joint Press Release of Baxter International Inc. and Third Point LLC, dated as of September 30, 2015

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THIRD POINT LLC

Date: September 30, 2015

	By:	/s/ William Song
		Name:	William Song
		Title:	Attorney-in-Fact

DANIEL S. LOEB

Date: September 30, 2015

	By:	/s/ William Song
		Name:	William Song
		Title:	Attorney-in-Fact

SCHEDULE I

This Schedule sets forth information with respect to each purchase and sale of Shares which was effectuated by a Reporting Person since Amendment No. 1, inclusive of any transactions effected through 4:00 p.m., New York City time, on September 29, 2015. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Date of Transaction	Number of Shares Purchased (Sold)		Price per Share ($)
8/7/2015	500,000		41.80
8/7/2015	350,000		41.80
8/7/2015	500,000		41.80
8/31/2015	118,300	*	38.46
8/31/2015	(118,300	)*	38.46

*	Rebalancing Trade